

October 5, 2023

Charl Keyter
Chief Financial Officer
Sibanye Stillwater Limited
Constantia Office Park
Bridgeview House, Building 11, Ground Floor
Cnr 14th Avenue & Hendrik, Potgieter Road
Weltevreden Park, 1709
South Africa

> **Re: Sibanye Stillwater Limited**
> **Form 20-F for the Fiscal Year ended December 31, 2022**
> **Filed April 24, 2023**
> **File No. 333-234096**

Dear Charl Keyter:

We have reviewed your September 28, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 23, 2023 letter.

Form 20-F for the Fiscal Year ended December 31, 2022

Exhibits, page 64

1. We understand from your response to prior comments that you prefer to limit compliance to future filings of the annual report and future filings of the technical report summaries.

   However, we believe that you should obtain and file revised technical report summaries in an amendment to the Form 20-F that is currently under review or no later than when filing your 2023 annual report on Form 20-F if you are able to support a delay based on materiality. Please clarify your response relative to this timeframe.

96.7 Technical Report Summary of Keliber Lithium Project, page 65

2.   We note your response to prior comment 6 appears to be limited to proposed revisions that would reference a 2021 Wood Mackenzie report and a March 2022 Fastmarkets report, though without providing the content pertaining to market studies that is prescribed by Item 601(b)(96)(iii)(B)(16) of Regulation S-K.

The technical report summary should include a detailed description of the commodity pricing and demand for the 4.5% spodumene concentrate along with any details that are necessary to support the volumes of product and pricing used in the cash flow analysis.

Please further discuss these requirements with the qualified persons involved in preparing the report and arrange to obtain and submit the revisions that are proposed.

Please contact John Coleman, Mining Engineer, at 202-551-3610 or Karl Hiller, Branch Chief, at 202-551-3686 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation